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UNITED STAT]
SECURITIES AND EXCHANG
Washington, D.C.



20004693

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** AND ENDING **12/31/2019**
$\qquad$ MM/DD/YY $\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Baker Group LP**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1601 NW Expressway Ste 2000
(No. and Street)

Oklahoma City	**OK**	**73118**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathryn Phillips   405.415.7272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

211 N. Robinson	**Oklahoma City**	**OK**	**73102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I, <u>Kathryn A. Phillips</u>, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of The Baker Group LP as of December 31, 2019, are true and correct. I further affirm that neither The Baker Group LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public   <u>03010500</u>
Commission expires on <u>08/04/2023</u>

Kathryn A. Phillips
Chief Financial Officer



The Baker Group LP
1601 Northwest Expressway, Suite 2000
Oklahoma City, OK 73118-1426
Telephone: 405.415.7200
FINRA Member

The Baker Group LP
December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplemental Information Required by Rule 17a-5
of the *Securities Exchange Act of 1934*



Report of Independent Registered Public Accounting Firm

The Partners and Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Baker Group LP (the "Partnership") as of December 31, 2019, and the related statements of income, changes in partners' capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information as of December 31, 2019, as listed in the table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental



information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

We have served as the Partnership's auditor since 2004.

Oklahoma City, Oklahoma
February 27, 2020

The Baker Group LP
Statement of Financial Condition
December 31, 2019

Assets

Cash in bank	$	3,408,377
Federal funds sold		25,721,000
Total cash and cash equivalents		29,129,377
Securities segregated under federal and other regulations		439,357
Receivables from brokers and dealers		5,011,933
Securities owned, at fair value		4,398,022
Furniture and equipment, at cost, net of accumulated depreciation of $1,246,156		97,330
Cash surrender value of life insurance policies		1,722,672
Receivables for Placement Agent Services		2,247,638
Receivables from Related Parties		267,109
Other assets		423,174
Total assets	$	43,736,612

Liabilities and Partners' Capital

Distributions payable to partners	$	2,107,123
Accrued liabilities		3,684,895
Total liabilities		5,792,018
Partners' capital		
General partner		17,807,831
Limited partners		20,136,763
Total partners' capital		37,944,594
Total liabilities and partners' capital	$	43,736,612

The Baker Group LP
Statement of Income
Year Ended December 31, 2019

Revenues

Principal transactions	$ 50,902,476
Public finance fees	1,375,025
Interest	994,242
Commissions	77,231
Other	116,595
Total revenues	53,465,569

Expenses

Compensation and benefits	36,554,319
General and administrative	4,658,440
Data Services	1,138,019
Clearing fees	841,333
Interest	190,953
Depreciation	30,723
Total expenses	43,413,787

Net Income $ 10,051,782

The Baker Group LP
Statement of Changes in Partners' Capital
Year Ended December 31, 2019

	General Partner	Limited Partners Class A	Class B Series I	Class B Series II	Class B Series III	Total
Balance, January 1, 2019	$ 17,175,799	$ 1,840,763	$ 320,000	$ 15,526,000	$ 2,925,000	$ 37,787,562
Capital contributions	765,600	173,500	-	209,000	206,000	1,354,100
Distributions	(7,277,774)	(320,778)	(1,444,935)	(1,594,675)	(610,688)	(11,248,850)
Allocations of net income to general and limited partners	7,144,206	147,278	1,419,935	749,675	590,688	10,051,782
Balance, December 31, 2019	$ 17,807,831	$ 1,840,763	$ 295,000	$ 14,890,000	$ 3,111,000	$ 37,944,594

The Baker Group LP
Statement of Cash Flows
Year Ended December 31, 2019

Operating Activities	
Net income	$ 10,051,782
Items not requiring cash	
Depreciation	30,723
Change in cash surrender value of life insurance policies over premiums paid	(29,561)
Changes in	
Cash and securities segregated under federal and other regulations	(237,195)
Receivables from brokers and dealers	(4,688,795)
Receivables from customers	250,000
Securities owned, at fair value	14,670,158
Receivables from Placement Agent Services	(2,247,638)
Receivables from Related Parties	(179,070)
Other assets	(2,037,327)
Payable to brokers and dealers	(912,906)
Payables to customers	(316,675)
Accrued liabilities	1,230,832
Net cash provided by operating activities	18,011,036
Investing Activities	
Purchase of furniture and equipment	(43,348)
Premiums paid for cash surrender values of life insurance policies	(54,167)
Net cash used in investing activities	(97,515)
Financing Activities	
Proceeds from capital contributions	1,354,100
Capital distributions paid	(9,804,654)
Net cash used in financing activities	(8,450,554)
Increase in Cash and Cash Equivalents	9,462,967
Cash and Cash Equivalents, Beginning of Year	19,666,410
Cash and Cash Equivalents, End of Year	$ 29,129,377
Supplemental Disclosure of Cash Flows Information	
Increase in distributions payable to partners	$ 1,444,196
Cash paid during the year for interest	$ 140,127

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the *Securities Exchange Act of 1934* (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community financial institutions located in approximately 41 states. The Partnership engages in consulting and investment advisory functions, in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in three series: the Class B Series I interests; the Class B Series II interests; and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II and Class B Series III limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively, after one year of the contribution date. At December 31, 2019, $14,681,000 and $2,905,000 were available to Class B Series II and Class B Series III limited partners, respectively, for mandatory redemption.

Net income of the Partnership is allocated as follows:

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.

- Class B Series I interests receive an amount equal to the federal short-term rate, multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.

- Class B Series II interests receive a rate, as determined by the general partner, which was 5.0% for the year ended December 31, 2019, multiplied by the average daily capital balance during the calendar quarter of the fiscal year.

- Class B Series III interests receive an amount at the discretion of the general partner.

- Thereafter, to the general partner.

The Baker Group LP
Notes to Financial Statements
December 31, 2019

The accompanying financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2019, or during the year then ended.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2019, cash and cash equivalents include federal funds sold of $25,721,000. Generally, federal funds are purchased and sold for one-day periods and are uninsured. At December 31, 2019, the Partnership's cash in bank accounts exceeded federally insured limits by approximately $3,880,000.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

Public Finance Fees, Commissions, and Placement Agent Services

Public finance and investment advisory fees are earned in accordance with contract terms or as trades are executed. Revenue related to these transactions is recognized on trade date (the date at which the firm purchases the securities from the issuer). Any costs associated with the underwriting are recognized when the revenue is recognized.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Placement agent service receivables are earned in accordance with contract terms. Revenue related to these transactions is recognized when payment is received. Any costs associated are recognized when incurred.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2015.

Subsequent Events

Subsequent events have been evaluated through February 27, 2020, which is the date the financial statements were issued.

Note 2: Securities Segregated Under Federal and Other Regulations

Qualified securities with a fair value of approximately $439,000 as of December 31, 2019, are segregated in a special reserve bank account for the benefit of customers, pursuant to Rule 15c3-3 under the Act.

Note 3: Receivables from and Payable to Brokers and Dealers

Receivables from brokers and dealers consisted of approximately $5,012,000 of net securities trades that were unsettled at December 31, 2019.

Note 4: Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership; including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership, based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. An amount due to the general partner at December 31, 2019, was approximately $354,000 related to these costs.

Note 5: Profit-Sharing Plan

The Partnership has a 401(k) profit-sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2019, management has accrued contributions to the plan of approximately $1,041,000.

Note 6: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2019, the Partnership had net capital of $36,081,831, which was $35,831,831 in excess of its required net capital as of December 31, 2019. There were no aggregate debit balances at December 31, 2019.

The Partnership had no customers' fully paid or excess margin securities at December 31, 2019, which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

Note 7: Disclosures About Fair Value of Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets.

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3   Unobservable inputs supported by little or no market activity and significant to the fair value of the assets.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2019:

The Baker Group LP
Notes to Financial Statements
December 31, 2019

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities segregated under federal and other regulations				
Mortgage-backed securities – government-sponsored enterprises	$ 439,357	$ -	$ 439,357	$ -
Securities owned				
Certificates of Deposit	$ 504,369	$ -	$ 504,369	$ -
Mortgage-backed securities – government-sponsored enterprises	3,893,653	-	3,893,653	-
Obligations of states and political subdivisions	-	-	-	-
Total securities owned	$ 4,398,022	$ -	$ 4,398,022	$ -

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy. Securities Owned and Securities Segregated Under Federal and Other Regulations

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed securities – government-sponsored enterprises and obligations of states and political subdivisions. The inputs for determining fair value on Level 2 investments are quoted prices for similar assets.

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their liquid and short-term nature.

The Baker Group LP
Notes to Financial Statements
December 31, 2019

Note 8:   Significant Estimates, Commitments and Credit Risk

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank are payable on demand and bear interest at a rate determined by the Clearing Bank. At December 31, 2019, the rate is 3.25%. As of December 31, 2019, there were no advances outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Regulatory Examinations

The Partnership is subject to regulatory examinations by the Financial Industry Regulation Authority (FINRA) and the Securities Exchange Commission (SEC). These examinations include evaluating the financial and operational practices applicable to broker-dealers and compliance to those practices as they relate to rules and regulations governing broker-dealers. As a result of these examinations, fines and penalties may be assessed for noncompliance whether voluntary or nonvoluntary. It is the opinion of management that the disposition or ultimate resolution of any or such claims will not have a material adverse effect on the financial position, results of operations and cash flows of the Partnership.

Litigation

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

The Baker Group LP
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Net Capital

Total partners' capital from statement of financial condition	$ 37,944,594
Deduct	
Nonallowable assets	1,552,802
Net capital before haircuts on securities positions and other	36,391,792
Haircuts on unsettled transactions	63,486
Haircuts on securities positions	246,475
Net Capital	**$ 36,081,831**

Computation of Alternate Net Capital Requirement

Net capital	$ 36,081,831
Net capital requirement of reporting broker or dealer	250,000
Excess Net Capital	**$ 35,831,831**

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2019. Accordingly, no reconciliation is necessary.

The Baker Group LP
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

Credit Balances

Free credit balances and other credit balances in customers'
security accounts pursuant to Rule 15c3-3 $ -

Customers' securities failed to receive   -

     Total credit items   -

Debit Balances

Debit balances in customers' cash and margin accounts, excluding
unsecured accounts and accounts doubtful of collection, net
of deductions pursuant to Rule 15c3-3   -

Failed to deliver of customers' securities not older than
30 calendar days   -

Aggregate debit items   -

Less 3%   -

     Total debit items   -

Excess of Total Debits over Total Credits $ -

Amount held on deposit in reserve bank accounts, including
qualified securities at end of reporting period $ 439,357

Required deposits $ -

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2019. Accordingly, no reconciliation is necessary.

The Baker Group LP

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

    a. Number of items   NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

    b. Number of items   NONE



1601 Northwest Expressway, 20th Floor
Oklahoma City, Oklahoma 73118-1426
405.415.7200
800.937.2257
www.GoBaker.com

SEC
Mail Processing
Section

February 26, 2020   FEB 2 8 2020

Washington DC
416

U.S. Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Washington, D. C.   20549

Dear Sir or Madam:

Enclosed for your records on The Baker Group LP a registered Broker/Dealer under SEC File No. 8-23684 and FINRA File No. 07888, is one copy of our confidential filing and one copy of our public filing of our December 31, 2019 Audited Financial Statements, along with the facing pages.

If you have any questions regarding the financial enclosures, please contact me.

Respectfully submitted,

Kathryn A. Phillips
Chief Financial Officer and
Secretary for the Limited Partnership

Enclosures (2)



CPAs & Advisors

Two Leadership Square South Tower I 211 N. Robinson Avenue, Suite 600 I Oklahoma City, OK 73102-9421
405.606.2580 I Fax 405.600.9799 I bkd.com

Report of Independent Registered Public Accounting Firm

The Partners and Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

We have examined The Baker Group LP's (the "Partnership") statements, included in the accompanying *The Baker Group LP Compliance Report*, that 1) the Partnership's internal control over compliance was effective during the most recent fiscal year ended December 31, 2019; 2) the Partnership's internal control over compliance was effective as of December 31, 2019; 3) the Partnership was in compliance with 17 CFR § 240.15c3-1 and § 240.15c3-3(e) as of December 31, 2019; and 4) the information used to state that the Partnership was in compliance with 17 CFR § 240.15c3-1 and § 240.15c3-3(e) was derived from the Partnership's books and records. The Partnership's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Partnership with reasonable assurance that noncompliance with 17 CFR § 240.15c3-1, 17 CFR § 240.15c3-3, 17 CFR § 240.17a-13 or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Partnership will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Partnership's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Partnership's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2019; the Partnership complied with 17 CFR § 240.15c3-1 and § 240.15c3-3(e) as of December 31, 2019; and the information used to assert compliance with 17 CFR § 240.15c3-1 and § 240.15c3-3(e) as of December 31, 2019, was derived from the Partnership's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Partnership's compliance with 17 CFR § 240.15c3-1 and § 240.15c3-3(e), determining whether the information used to assert compliance with § 240.15c3-1 and § 240.15c3-3(e) was derived from the Partnership's books and records and performing such other procedures as we considered necessary in the circumstances. We believe our examination provides a reasonable basis for our opinion.

In our opinion, the Partnership's statements referred to above are fairly stated, in all material respects.

BKD, LLP

Oklahoma City, Oklahoma
February 27, 2020



The Baker Group LP Compliance Report

The Baker Group LP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Partnership states as follows:

(1) The Partnership has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Partnership's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2019;
(3) The Partnership's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2019;
(4) The Partnership was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2019; and
(5) The information the Partnership used to state that the Partnership was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Partnership.

THE BAKER GROUP LP

I, Kathryn Phillips, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: _____

Title: Chief Financial Officer

February 27, 2020



BKD
CPAs & Advisors

Two Leadership Square South Tower I 211 N. Robinson Avenue, Suite 600 I Oklahoma City, OK 73102-9421
405.606.2580 I Fax 405.600.9799 I bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

The Partners and Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by the Baker Group LP (the "Partnership") and the SIPC, solely to assist you and the SIPC in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2019. The Partnership's management is responsible for the Partnership's Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable)

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the Partnership and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Oklahoma City, Oklahoma
February 27, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934.Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
11*11*******2226*********************MIXED AADC 220
23684   FINRA   DEC
THE BAKER GROUP LP
ATTN: KATHRYN WILSON
1601 NW EXPRESSWAY STE 2000
OKLAHOMA CITY, OK 73118-1466
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __79,890__

   B. Less payment made with SIPC-6 filed (**exclude interest**) (__37,195__)

   _8/2/19_
   Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $__42,695__

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ __42,695__
      Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Baker Group LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _24_ day of _January_, 20 _20_.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ *53,405,568*

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   *16,933*

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ *188,766*

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)   *188,766*

       Total deductions   *205,699*

2d. SIPC Net Operating Revenues $ *53,259,869*

2e. General Assessment @ .0015 $ *79,890*

       (to page 1, line 2.A.)